Exhibit 99.2

ASML discloses 2020 AGM results

ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders (AGM) held on April 22, 2020.

VELDHOVEN, the Netherlands, April 22, 2020 - At the AGM, ASML’s statutory financial statements for the 2019 financial year were adopted. In addition, the following items were approved:

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Proposal to adopt a final dividend payment of €1.35 per ordinary share, which, together with the interim dividend paid on November 15, 2019, leads to a total dividend for 2019 of €2.40 per ordinary share.

•	Discharge of the members of the board of management and the supervisory board from liability for their responsibilities in the 2019 financial year

•	The maximum number of shares available for the board of management

•	Proposal to adopt some adjustments to the remuneration policy for the board of management and to adopt the remuneration policy for the supervisory board

•	Proposals to reappoint Annet Aris and appoint Mark Durcan and Warren East as members of the supervisory board

•	The appointment of KPMG as the external auditor for the 2021 reporting year

•

Proposal to authorize the board of management for a period of 18 months as of April 22, 2020: (i) to issue shares or grant rights to subscribe for ordinary shares in the capital of the company, limited to 5% of the issued share capital of the company at the time of the authorization; (ii) to issue an additional 5% of the issued share capital only in connection with mergers, acquisitions and / or (strategic) alliances; and (iii) to authorize the board of management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the supervisory board

•

Proposal to extend the existing authority of the board of management to acquire a maximum of 20% of ASML’s issued share capital through October 22, 2021, subject to the approval of the supervisory board. The shares can be acquired at a price between the nominal value of the shares acquired and 110% of the average market price for these securities on the Euronext Amsterdam stock exchange or Nasdaq stock market. The AGM also authorized the cancelation of up to 20% of ASML’s issued share capital as of April 22, 2020

A positive advisory vote was also cast on the remuneration report for the ASML Board of Management and Supervisory Board for the 2019 financial year.

The following subjects were also discussed at the AGM:

•	ASML’s business, financial and sustainability situation

•	ASML’s reserves and dividend policy

•	The composition of the supervisory board in 2021: Carla Smits-Nusteling and Douglas Grose will retire by rotation as of the 2021 AGM

The presentation given at the AGM and the recording of an audio webcast are available at www.asml.com.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 25,300 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Contact Information

Monique Mols	Sander Hofman	Brittney Wolff
Head of Media Relations	Corporate Communications	Communications US
+31 652 844 418	+31 623 810 214	+1 408 483 3207

Skip Miller	Marcel Kemp	Peter Cheang
Head Investor Relations Worldwide	Head Investor Relations Europe	Head Investor Relations Asia
+1 480 235 0934	+31 40 268 6494